SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	January 26, 2005 at 7.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso signs EUR 1.75 billion syndicated loan

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed a new EUR 1.75 billion syndicated credit facility agreement with a group of 23 banks. The facility, which has a maturity of five years, is for general corporate purposes including the refinancing of existing EUR 2.5 billion syndicated facility. The new loan facility has a margin of 0.275% p.a. over Euribor.

Mandated Lead Arrangers for the transaction are BNP Paribas, Citibank, JP Morgan and SEB.

Arrangers: ABN AMRO, Bank of America, Barclays, Commerzbank, Calyon, Danske Bank, Deutsche Bank, Dresdner Bank, Goldman Sachs, ING, KBC Bank, Merrill Lynch, Morgan Stanley, Nordea, OKO, Sampo Bank, Svenska Handelsbanken, The Bank of Tokyo-Mitsubishi, UBS.

The rational for refinancing was primarily to save costs by taking advantage of prevailing market conditions and to prolong the maturity.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/debt

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and about 15.7 million tonnes of paper and board annual production capacity and 7.4 million m3 of sawn wood products, including 2.8 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel